

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 31, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated August 25, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Please provide us with a draft amendment of your document that includes the proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

Risk Factors, page 8

2.   We note your response to the bullet points of prior comment two. Please revise your proposed disclosure which refers to known mineralized material from discoveries which have not been advanced to proven and probable reserves as value beyond probable reserves to address the following.

•   Please clarify in your risk factor disclosure that effective with your adoption of EITF 04-3, all value beyond proven and probable reserves including the speculative portion associated with acquisitions subsequent to your adoption, will require you to account for this value as a mining asset and thus a tangible asset for purposes of purchase price allocations and subsequent impairment testing.

•   Clarify that the known mineralized material from discoveries which have not been advanced to proven and probable reserves is now considered a portion of the total value beyond proven and probable reserves at a property.

•   Clarify that prior to the issuance of EITF 04-02 and EITF 04-03, you only considered known mineralized material from discoveries which have not been advanced to proven and probable reserves to represent value beyond probable reserves used to determine the value to assign to your mining assets and the speculative portion was allocated to the exploration reporting unit and included in goodwill.

•   Clarify that with the adoption of EITF 04-03 future acquisitions will need to include all portions of value beyond proven and probable reserves to determine the amount of the purchase price to allocate to mining assets.

•   Clarify that in situations when you are required to perform the second step of the goodwill impairment test the fair value allocated to mining assets, as required by EITF 04-03, includes all portions of value beyond proven and probable reserves, even if the original purchase price allocation only considered a portion of the value beyond proven and probable reserves. Explain that this could result in a greater portion of the reporting unit's fair value being allocated to the mining assets, and less remaining as the residual goodwill which could result in goodwill impairment.

- Please clarify in your risk factor disclosure that the speculative portion of value beyond proven and probable reserves arising from your 2002 Normandy acquisition is not included in the mine site reporting units.

This comment also applies to your response to prior comment number three.

3.   We note your response to the second bullet point to prior comment two. Please expand your risk factor disclosure to address the timing of the cash flow projections in your valuation such that the inherent risks of the assumptions changing due to the long time horizon before positive cash flows being attained are apparent. This comment also applies to your response to prior comment number three.

4.   Please clarify what you mean in your proposed disclosure noted in your response to the fifth bullet of prior comment five, which states: "The Company believes that based on the facts known at acquisition, all value attributable to acquired assets, including goodwill residual value, and was recognized for the acquired entities."

5.   Please expand your proposed disclosure in response to the seventh bullet point to comment two to clarify, if true, that you have chosen to manage the exploration aspect of your business separate from the day to day operations of your mine-site based reporting units. Clarify, that as a result your financial reporting, and the amounts allocated to the reporting units may differ from those entities that include the exploration function as a more integrated aspect of their mine-site based reporting units. Clarify that this resulted in more of your purchase price being allocated to the exploration reporting unit and less being allocated to the mine-site based reporting units.

6.   We note your response to the seventh bullet point of prior comment two. Please address the following.

- Please clarify, if true that even if you find reserves in a sufficient quality and size that they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than your historical experience.

- Please expand your disclosure to clarify that more than 100% of the fair value of the exploration reporting unit is attributable to your determination of the reporting unit's terminal value, which, if true, is dependent on your assumption that you will be able to perpetually develop and produce the assumed additions to proven and probable reserves from all future discoveries. This comment also applies to your response to bullet eight of prior comment three.

This comment also applies to your response to prior comment number three.

7.   We note your response to bullet nine of prior comment two. As previously requested, please also highlight that future discoveries are becoming increasingly difficult to locate and that smaller deposits, may be more costly to develop and produce. This comment also applies to your response to prior comment number three.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

8.   We note your response to our prior comment number three. Please expand your disclosure to address that your future cash flow assumptions are burdened only to the extent of your internal costs to explore, develop and produce the expected discoveries. For instance we note that the amount charged to the exploration reporting unit for exploration access rights, may not be representative of what a third party would be required to pay for such access to your properties.

9.   We note your response to bullet five of prior comment three and note that you have not addressed the issue raised in the comment. As previously requested, disclose that near mine exploration activities will eventually lead to depletion of existing mines and that new mines will need to be created to perpetuate near mine exploration results that are used in conjunction with greenfield exploration results to attribute fair value to the exploration reporting unit. In this regard, please clarify, if true, that the production of the additions discovered by exploration reporting unit results in the depletion of the mining assets, which is a non-regenerating asset.

10.   We note your response to our prior comment number four. Please note that we are not in a position to agree or disagree with your response at this time.

11.   We note your proposed disclosure on page 5 of Exhibit C of your response. Please clarify or define in your disclosure the term "triggering event" and clarify to us and in your disclosure if you believe an impairment at an existing mine location

would represent a triggering event. Please also explain why you believe the events which could represent a triggering event could versus would trigger the requirement to test your assets for impairment.

Financial Statements

12.   We note your response to our prior comment number five. Please be advised that our prior comment was limited to the per ounce disclosures pertaining to ore on leach pads. We believe other information regarding the time horizons for ore processing on leach pads are meaningful disclosures. Please continue to provide these disclosures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief